

Shahid Chishty · 2nd

International Strategic, Investment & Board Advisor | C-Suite
Executive | Family Office | Mentor

Mountain View, California · 500+ connections · **Contact info**

Independent

 **University of Southa**

Experience

International Strategic, Investment & Board Advisor

Independent

Apr 2003 – Present · 17 yrs 2 mos

London, UK - Cape Town, South Africa - Chicago, IL & Mountain View, CA, USA

Providing investment, strategic advisory, international growth, business development,
fundraising, treasury and C-Suite services at executive board level to an extensive network of
corporations – focused on startups and early ventures, not-for-profit organisations,
management teams, high net worth private investors, VCs, Private Equity firms and
governmental organisations internationally. Extensive ownership / investment experience in
several businesses.

Board Advisor

Family Office

Jun 2018 – Present · 2 yrs

International

Series A/B/C/D+ venture capital investments.

Requirement: US$50,000 Minimum Monthly Recurring Revenue (MRR).



Board Advisor
NGB Markets
Jun 2018 – Present · 2 yrs
Palo Alto, CA
NGB Markets is a technology company in the food supply chain space providing cutting-edge SaaS, Big Data, Machine Learning and Predictive Analytics tools to customers who buy and sel perishable commodities, such as produce and proteins, which are not publicly traded.

...see mor



Member of the Board | Finance
Blackbox Foundation
May 2018 – Present · 2 yrs 1 mo
Mountain View, CA

The Blackbox Foundation is a non-profit organisation creating a more efficient, decentralised, and meritocratic form of work via the Blackbox Operating System (BBOS).

BBOS is a next-generation, token-operated and token-governed platform designed **...see mor**



Mentor
German Accelerator Tech
May 2018 – Present · 2 yrs 1 mo
Silicon Valley, CA

With offices in Silicon Valley and New York, German Accelerator Tech empowers high-potentia German technology startups to enter the US market.

Show 5 more experiences ⌄

Education



University of Southampton
BSc., Business Economics & Accounting
1984 – 1987

Joint Honours Degree

Volunteer Experience

Member of the Board of Directors
German International School Chicago
Jul 2011 – Sep 2015 • 4 yrs 3 mos

Skills & Endorsements

Corporate Finance · 99

Endorsed by **Pedro Alberto Iserhard and 1 other** who is highly skilled at this

Endorsed by **2 of Shahid's colleagues at** Lynch

Mergers & Acquisitions · 84

Endorsed by **Eoghan Jennings and 1 other** who is highly skilled at this

Endorsed by **2 of Shahid's colleagues at Deutsche Bank**

Private Equity · 80

Endorsed by **Patrick Monaghan, who is highly** skilled at this

Endorsed by **2 of Shahid's colleagues at Deutsche Bank**

Show more ⌄



